UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. ___)

                               SMI PRODUCTS, INC.
                                (Name of Issuer)


                         COMMON STOCK, PAR VALUE $0.001
                         (Title of Class of Securities)

                                   784556-10-2
                                 (CUSIP Number)

                      Fountainhead Capital Partners Limited
                            Portman House, Hue Street
                   St. Helier, Jersey, Channel Islands JE4 5RP
                               +44 (0)1534 630112
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 11, 2006
         (Date of Event which Requires Filing Statement on Schedule 13D)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

-------- -----------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS
   IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   Fountainhead Capital Partners Limited

-------- -----------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [  ]
                                                            (b) [__]
-------- -----------------------------------------------------------------------
3. SEC USE ONLY

-------- -----------------------------------------------------------------------
4. SOURCE OF FUNDS

         WC
-------- -----------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(e) or 2(f)                                   [__]

-------- -----------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Jersey, Channel Islands
------------------------- ----- ------------------------------------------------
                           7. SOLE VOTING POWER.     5,551,000

       NUMBER OF          ----- ------------------------------------------------
         SHARES            8. SHARED VOTING POWER    0
      BENEFICIALLY
        OWNED BY          ----- ------------------------------------------------
          EACH             9. SOLE DISPOSITIVE POWER 5,551,000
       REPORTING
      PERSON WITH         ----- ------------------------------------------------
                          10. SHARED DISPOSITIVE POWER 0

-------- -----------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,551,000
-------- -----------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES....                                     [__]

-------- -----------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         66.5%
-------- -----------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------

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

Item 1.  Security and Issuer

          The name of the issuer is SMI Products, Inc., a Nevada corporation ("SMIP"), which has its principal executive offices at 5000 Noeline Avenue, Encino, CA 91436. This statement relates to SMIP's common stock, $0.001 par value per share.

Item 2.  Identity and Background.

(a)-(f). This Schedule 13D is being filed by Fountainhead Capital Partners Limited, a Jersey corporation which has its principal executive offices at Portman House, Hue Street, St. Helier, Jersey, Channel Islands, JE4 5RP (the "Reporting Person").

          During the last five years, the Reporting Person has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

            The Reporting Person received the securities covered by this statement pursuant to a Stock Purchase Agreement, dated August 11, 2006, by and among SMIP, certain shareholders and noteholders of SMIP and the Reporting Person (the "Stock Purchase Agreement"). Pursuant to the Stock Purchase Agreement, the Reporting Person paid a sum of $637,500 in exchange for 5,551,000 shares of SMIP Common Stock (the "Shares"). The Stock Purchase Agreement is more fully described in a current report on Form 8-K filed by SMIP on August 14, 2006.

Item 4.  Purpose of Transaction.

           The Reporting Person has acquired the Shares pursuant to the Stock Purchase Agreement as described in Item 3 above. In connection with the Stock Purchase Agreement, there were changes to SMIP's board of directors which were more fully described in the Form 8-K referenced above.

           Except as set forth in this Schedule 13D and the Form 8-K referred to above, the Reporting Person has made no proposals, and has entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a) The Reporting Person is the beneficial owner of 5,551,000 shares of the SMIP's Common Stock, representing 66.5% of the outstanding shares of SMIP's Common Stock. The Reporting Person does not own any other securities of SMIP.

(b) The Reporting Person has the sole power to vote and dispose of the 5,551,000 shares.

(c) The Reporting Person did not effect any transactions in the issuer's securities within the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person's securities.

(e)      Not applicable.

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

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Except as disclosed herein and in the current report on Form 8-K filed by SMIP on August 14, 2006, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

         None.



























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

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           Date:  August 21, 2006


                                            /s/ Gisele Le Miere
                                           ------------------------------
                                           Gisele Le Miere, Director



                                           /s/ Eileen O'Shea
                                           ------------------------------
                                           Eileen O'Shea, Director




















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